AUDIOEYE, INC.

5210 E. WILLIAMS CIRCLE, SUITE 500

TUCSON, ARIZONA 85711

August 8, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-6010

Re:                             AudioEye, Inc.; Registration Statement on Form S-1
(Reg. No. 333-197727)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests acceleration of the effective date of the above-referenced Registration Statement to 3:00 P.M., Washington, D.C. time, on Friday, August 8, 2014, or as soon thereafter as is practicable.  Please call Dietrick Miller at (310) 789-1245 to confirm the effectiveness.

In making this request, AudioEye, Inc. (“AudioEye”) acknowledges that:

•                                          should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, that act will not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve AudioEye from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and

•                                          AudioEye may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

AudioEye also understands that this request for acceleration will be considered a confirmation of its awareness of its obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934 with respect to the offering of securities pursuant to the Registration Statement.

Very truly yours,

/s/ Edward O’Donnell
Edward O’Donnell
Chief Financial Officer

cc:                                Dietrick Miller